Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Nextdoor SPAC Social Response

What’s Happening & Why is it Important?

On July 6th at 4am PT, we publicly announced that we have entered into a definitive agreement with Khosla Ventures Acquisition Co. II, which will result in Nextdoor becoming a public company. Our stock market ticker following the closing of the merger will be “KIND”. You may often see this type of merger referred to as a “SPAC” transaction.

Nextdoor will be watched very, very closely over the next several months, so it’s important that the Social team is extremely careful in how we communicate (or rather, how we don’t communicate) about the SPAC transaction. All communications from Nextdoor related to the SPAC transaction must be screened in advance, logged, contain an approved legend and filed with the SEC on the date of publication. The Social Care team will NOT engage with inbounds related to the SPAC transaction.

The following document will help the Social Care team better understand the SPAC transaction and the associated workflow.

What is a SPAC?

A SPAC is a “special purpose acquisition company” that is formed for the sole purpose of combining with a business like ours to help build industry-leading companies at scale for the long-term. We believe a SPAC transaction is a more efficient path towards becoming a public company than a traditional IPO. This transaction will enable us to simultaneously raise capital to fund our growth and become a public company with access to the public markets.

Social Announcement

The following (or variations of the following) will be shared on our official @Nextdoor Social channels. We insist that you do not speak publicly about the SPAC transaction or Nextdoor’s specific business, including on social media (including sharing or reposting Nextdoor’s social posts).

We are thrilled to share that today Nextdoor and @KhoslaVentures Acquisition Co. II announced a merger that will bring Nextdoor public. This next step in Nextdoor’s journey will accelerate our purpose of cultivating a kinder world where everyone has a neighborhood they can rely on.

Disclaimer: nxdr.co/spac-legal

Read the news here: nxdr.co/spac-press

Common Terminology

Below, you’ll find common terminology that may be related to the SPAC transaction. Please use these to help identify which inbounds are related. If you’re not sure, please assign to Lindsay for review.

Nextdoor SPAC Social Response

Keywords Related to SPAC

SPAC (Special Purpose Acquisition Company)	Acquisition	IPO (Initial Public Offering)

Merger	Stock Market	Invest / Investor / Investing

Go Public / Going Public	Publicly Traded	Public Company

KSVB	Khosla Ventures Acquisition Co. II	@KhoslaVentures

NYSE (New York Stock Exchange)	KIND	Nasdaq

Capital	Stocks	Monetization

Ticker	Annual Report	Broker

Trade / Trading	Portfolio	Stock Symbol

Workflow

It’s imperative that the Social Care team is extremely careful with inbounds related to the SPAC transaction. As a reminder, we’ll be watched very closely by the SEC and the public, and must pay close attention to detail to ensure we label and handle these inbounds appropriately.

Social Care Agents & L2 Managers should NEVER engage in any inbound that mentions the SPAC transaction for any reason, unless otherwise directed by Lindsay. Inbounds mentioning the SPAC transaction in any way should be handled only by Lindsay. Most often, we will not engage at all, however in certain scenarios, we may need to engage to address issues/questions contained in an inbound that are unrelated to the SPAC transaction.

If you’re unsure if the inbound is related to the SPAC transaction or not, please assign to Lindsay to be on the safe side.

Below you’ll see the Social Care workflow for SPAC inbounds, followed by examples:

Do not engage in any inbounds related to the Nextdoor SPAC transaction—no replies from Nextdoor Socials should mention anything about it.

When you receive a related inbound that is JUST about the SPAC transaction:

•	Label all related inbounds as “Nextdoor SPAC”;

•	Add the Classification “Marketing & Press”;

Nextdoor SPAC Social Response

•	Assign to Lindsay; and

•	Lindsay will review and close the inbound.

In some cases, members may send us a message that mentions the SPAC transaction AND an issue they’re having with their account/complaint about Nextdoor. Only Lindsay is permitted to send responses to these inbounds.

When you receive a related inbound that mentions the SPAC transaction and an unrelated issue, complaint, or feedback:

•	Label the inbound as “Nextdoor SPAC” and be sure to label their issue/question/feedback as well;

•	Add the Classification “Marketing & Press”;

•	Add your proposed response or action to the inbound as a note;

•	Assign to Lindsay; and

•	Lindsay will review, reply or action on the inbound, and close.

Examples

Inbound Examples	Engage?

General statements, thoughts, comments on the SPAC transaction announcement, including questions around timing and value

Wow, Nextdoor is going public?

Can’t wait to buy Nextdoor stock/shares!

When can I buy Nextdoor stock/shares?

Ready to invest in Nextdoor!

I hate Nextdoor, I will never invest in their company!

I love Nextdoor, so cool to see them going public!

Khosla Ventures is a great company, so cool to see them acquire Nextdoor!

I had a feeling Nextdoor was going to go public soon!

I’ve been waiting for Nextdoor to go public!

Why did Nextdoor do a merger instead of an IPO?

Where/ how/ when can I invest in Nextdoor?

What is Nextdoor valued at/ valuation?

Do NOT engage - assign to Lindsay

Legitimate questions, requests, concerns around a neighbor’s account (e.g., support requests, bugs, account issues) or concerns about racism, sexism, or sensitive issues in conjunction with mentions of the SPAC transaction

I’d be excited about Nextdoor going public if they would unsuspend my account.

I’ll buy Nextdoor stock if they fix my account!

I want to invest in Nextdoor but I can’t figure out how to sign up to check them out.

Add proposed response to address the account issue and assign to Lindsay. Lindsay will engage if appropriate

Nextdoor SPAC Social Response

Resources

•	Announcement Blog Post

•	Press Release

•	Legal Terms

•	Twitter Announcement

•	FB Announcement

•	LinkedIn Announcement

•	Knowledge Base Articles

Questions?

Please reach out to Lindsay on Slack or via email with any questions—I’m happy to help!

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.